Exhibit 17.1

Dear Charlie and Members of the Board,

I just spoke with Charlie a few minutes ago to let him know that I will be stepping down from the Sezzle Board of Directors effective today, April 3, 2026. This email is my official letter of resignation.
This wasn’t a decision that I made lightly, but comes down to a growing difference in perspective with management around the company’s direction, key decisions, and governance. I’ve genuinely valued the opportunity to serve on the Board and am proud of my contributions during my time as a Director.
I wish the company and the Board the best moving forward.

Sincerely,
Karen